Exhibit 99.1

ErosSTX Receives NYSE Extension for Delayed Annual Report and

Regains Compliance with NYSE Minimum Trading Price Requirement

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – February 22, 2022 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX”, the “Company”) today announced that the New York Stock Exchange (the “NYSE”) granted the Company an extension through May 31, 2022, subject to reassessment on an ongoing basis, to complete and file with the Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended March 31, 2021 and any subsequent delayed filings.

The NYSE notified the Company that it will closely monitor the Company’s progress with the interim milestones the Company previously submitted to the NYSE. Failure to achieve these interim milestones could result in an accelerated trading suspension prior to May 31, 2022.

The NYSE separately notified the Company that it regained compliance with the NYSE’s minimum trading price requirement. The Company regained compliance as of February 21, 2022 because the closing share price for its common stock was above $1.00 and its average closing share price over the preceding consecutive 30 trading-day period was also above $1.00. In the event the Company again falls below thresholds, the Company will be subject to immediate review by the NYSE.

About Eros STX Global Corporation

Eros STX Global Corporation (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the purchase agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the purchase agreement on the terms set forth therein; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the purchase agreement; challenges, disruptions and costs of the transactions contemplated by the purchase agreement and related transactions; risks that the transactions contemplated by the purchase agreement disrupt current plans and operations that may harm the Company’s businesses; the amount of any costs, fees, expenses, impairments and charges related to the transactions contemplated by the purchase agreement; uncertainty as to the effects of the announcement or pendency of the transactions contemplated by the purchase agreement and related transactions on the market price of the Company’s A Ordinary Shares and/or the Company’s financial performance; completion of the contemplated refinancing or strategic transactions; uncertainty as to the long-term value of the Company’s ordinary shares; the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F; and the effect of a reverse stock split.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Contact Information

Drew Borst

EVP, Investor Relations, Business Development & Corp. Finance

Eros STX Global Corporation

drew@erosstx.com

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